April 1, 2019

Todd Nelson
President and Chief Executive Officer
Career Education Corporation
231 N. Martingale Road
Schaumburg, IL 60173

       Re: Career Education Corporation
           Form 10-K for the Year Ended December 31, 2018
           Filed February 20, 2019
           File No. 000-23245

Dear Mr. Nelson:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Telecommunications